    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1999
                                                  REGISTRATION NO. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ABGENIX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                7601 DUMBARTON CIRCLE        94-3248826
(STATE OR OTHER JURISDICTION OF  FREMONT, CALIFORNIA 94555   (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      (510) 608-6500      IDENTIFICATION NUMBER)



               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          -----------------------------
                                 R. SCOTT GREER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  ABGENIX, INC.
                              7601 DUMBARTON CIRCLE
                            FREMONT, CALIFORNIA 94555
                                 (510) 608-6500

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                          -----------------------------
                                   COPIES TO:

                              MARIO M. ROSATI, ESQ.
                             CHRIS F. FENNELL, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                                  (650)493-9300
                          -----------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------- ---------------- ---------------- ----------------- --------------------
                                                                                          PROPOSED
                                                                        PROPOSED          MAXIMUM
                   TITLE OF EACH CLASS                  AMOUNT           MAXIMUM         AGGREGATE
                      OF SECURITIES                      TO BE       OFFERING PRICE       OFFERING            AMOUNT OF
                     TO BE REGISTERED                 REGISTERED      PER SHARE(1)        PRICE(1)         REGISTRATION FEE
--------------------------------------------------- ---------------- ---------------- ----------------- --------------------

Common Stock, $0.0001 par value.................... 1,778,000 shares     $49.50           $88,011,000          $24,468

--------------------------------------------------- ---------------- ---------------- ----------------- -----------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended. The proposed maximum offering price per share is based on the average of the high and low sale price for Abgenix Common Stock as reported by Nasdaq on November 18, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND NEITHER ABGENIX NOR THE SELLING STOCKHOLDER IS SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1999


                                1,778,000 SHARES

                                  ABGENIX, INC.

                                  COMMON STOCK

                                  ------------

         The selling stockholders are offering 1,778,000 shares of Abgenix, Inc.'s common stock. Abgenix's stock is traded on the Nasdaq National Market under the symbol "ABGX." The last reported sale price for the common stock on the Nasdaq National Market on November 23, 1999 was $51.375 per share. We advise you to obtain a current market quotation for our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders and we are not offering any shares for sale under this prospectus. See "Plan of Distribution" for a description of sales of the shares by the selling stockholders. In this prospectus, references to "Abgenix," "we," "us," and "our" refer to Abgenix, Inc., and its subsidiaries.


                                  ------------

                  INVESTING IN THE COMMON STOCK INVOLVES RISKS.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                  ------------


         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





               THE DATE OF THIS PROSPECTUS IS NOVEMBER ____, 1999

                                TABLE OF CONTENTS

                                                                               Page
                                                                               ----
Where You Can Find Additional Information........................................ 2
Information Incorporated by Reference............................................ 2
Forward Looking Information...................................................... 3
Our Company...................................................................... 4
Risk Factors..................................................................... 5
Use of Proceeds................................................................. 20
Selling Stockholders............................................................ 20
Plan of Distribution............................................................ 20
Legal Matters................................................................... 21
Experts......................................................................... 21


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet web site at http://www.sec.gov.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. You should review the registration statement and its exhibits and schedules for further information regarding Abgenix and the common stock offered hereby. This prospectus contains descriptions of some of our contracts and other documents. These descriptions are not complete. We encourage you to review the complete copies of these contracts and other documents that have been filed as exhibits to our reports and other information filed with the Securities and Exchange Commission pursuant to the Exchange Act or registration statements filed with the Securities and Exchange Commission pursuant to the Securities Act.

                      INFORMATION INCORPORATED BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Securities and Exchange Commission later will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities under this prospectus is terminated.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 5, 1998;

     -    Annual Report on Form 10-K for the year ended December 31, 1998;

     -    Current Report on Form 8-K dated March 30, 1999;

     -    Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 15, 1999;

     -    Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     -    Quarterly Report on Form 10-Q for the quarter ended September 30,
          1999; and

     -    Current Report on Form 8-K dated November 23, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at: Abgenix, Inc., 7601 Dumbarton Circle, Fremont, California 94555, (510) 608-6500.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                           FORWARD LOOKING INFORMATION

         Some of the matters discussed under the caption "Risk Factors" and elsewhere in this prospectus or in the information incorporated by reference herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                                   OUR COMPANY

         Abgenix is a biopharmaceutical company that develops and intends to commercialize antibody therapeutic products for the treatment of a variety of disease conditions, including transplant-related diseases, inflammatory and autoimmune disorders, cardiovascular disease and cancer. We have developed XenoMouse technology, a proprietary technology, which we believe offers many advantages including rapid generation of highly specific, fully human antibody product candidates to essentially any disease target appropriate for antibody therapy. In addition, we believe our technology offers advantages in product development and flexibility in manufacturing. We have collaborative arrangements with multiple pharmaceutical and biotechnology companies involving our XenoMouse technology. In addition, we have four proprietary antibody product candidates that are under development internally, three of which are in human clinical trials.

         Our principal executive offices are located at 7601 Dumbarton Circle, Fremont, California 94555, and our telephone number is (510) 608-6500.

                                  RISK FACTORS

OUR XENOMOUSE TECHNOLOGY MAY NOT PRODUCE SAFE, EFFICACIOUS OR COMMERCIALLY VIABLE PRODUCTS.

    Our XenoMouse technology is a new approach to the generation of antibody therapeutic products. We have not commercialized any antibody products based on XenoMouse technology. We are not aware of any commercialized, fully human antibody therapeutic products that have been generated from any technologies similar to ours. Our antibody product candidates are still at a very early stage of development. We have begun clinical trials with respect to only two fully human antibody product candidates, ABX-IL8 and ABX-EGF. We cannot be certain that XenoMouse technology will generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. Furthermore, XenoMouse technology may not result in any meaningful benefits to our current or potential collaborative partners or be safe and efficacious for patients. If XenoMouse technology fails to generate antibody product candidates that lead to the successful development and commercialization of products, our business, financial condition and results of operations will be materially and adversely affected.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES WILL BE EXPENSIVE AND THEIR OUTCOME IS UNCERTAIN.

    Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

    Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

    As of October 31, 1999, three of our product candidates, ABX-CBL, ABX-IL8 and ABX-EGF, were in clinical trials. Patient follow-up for these clinical trials has been limited. To date, data obtained from these clinical trials has been insufficient to demonstrate safety and efficacy under applicable FDA guidelines. As a result, this data will not support an application for regulatory approval without further clinical trials. Clinical trials conducted by us or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for ABX-CBL, ABX-IL8, ABX-EGF and or any other potential product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

    In addition, our other product candidate is in preclinical development, and we have not submitted investigational new drug applications nor begun clinical trials for this product candidate. Our preclinical or clinical development efforts may not be successfully completed. We may not file further investigational new drug applications. Our clinical trials may not commence as planned.

    Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

    - inability to manufacture sufficient quantities of materials for use in clinical trials;

    - slower than expected rate of patient recruitment;

    - inability to adequately follow patients after treatment;

    - unforeseen safety issues;

    - lack of efficacy during the clinical trials; or

    - government or regulatory delays.

    We have limited experience in conducting and managing clinical trials. We rely on third parties, including our collaborative partners, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or failing to complete, these trials if they fail to perform under our agreements with them.

    Our product candidates may fail to demonstrate safety and efficacy in clinical trials. This failure may delay development of other product candidates, and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to obtain additional financing. Any delays in, or termination of, our clinical trials will materially and adversely affect our business, financial condition and results of operations.

THE CLINICAL SUCCESS OF ABX-CBL IS UNCERTAIN.

    We recently completed a multi-center confirmatory Phase II trial in graft versus host disease, or GVHD, with our mouse antibody, ABX-CBL.

    As of October 31, 1999, ABX-CBL had been administered to a total of only 162 patients for GVHD and organ transplant rejection indications. ABX-CBL was administered to a total of 85 of these 162 patients by third parties prior to Abgenix obtaining an exclusive license to ABX-CBL. We cannot rely on data obtained from patients studied prior to our obtaining an exclusive license to ABX-CBL to support the efficacy of ABX-CBL in an application for regulatory approval.

    In our clinical trials, data from 27 patients was used for our preliminary Phase II report submitted to the FDA. As an extension to the original Phase II trial protocol, we filed for and received permission from the FDA to enroll additional patients. Our application to the FDA for approval to advance to a registration clinical trial contained the original Phase II data plus all additional data then available from the extension protocol. The results of the extension protocol may not be favorable or may not extend the findings of the original Phase II study. In addition, the FDA may view our application as insufficient and require additional clinical trials before allowing us to commence a registration clinical trial. Even if we conduct a randomized, controlled registration study, there are several issues that could adversely affect the results, including the lack of a standard therapy for GVHD patients in the control group, unforeseen side effects, variability in the number and types of patients in the study, and response rates required to achieve statistical significance in the study. In addition, our clinical trials are being conducted with patients who have failed conventional treatments and who are in the most advanced stages of GVHD. During the course of treatment, these patients can die or suffer adverse medical effects for reasons that may not be related to ABX-CBL. These adverse effects may affect the interpretation of clinical trial results. Additional clinical trials will be extensive, expensive and time-consuming. If ABX-CBL fails to receive regulatory approval, our business, financial condition and results of operations may be materially and adversely affected.

SUCCESSFUL DEVELOPMENT OF OUR PRODUCTS IS UNCERTAIN.

    Our development of current and future product candidates is subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:

    - delays in product development, clinical testing or manufacturing;

    - unplanned expenditures in product development, clinical testing or manufacturing;

    - failure in clinical trials or failure to receive regulatory approvals;

    - emergence of superior or equivalent products;

    - inability to manufacture product candidates on a commercial scale;

    - inability to market products due to third-party proprietary rights;

    - election by our collaborative partners not to pursue product development;

    - failure by our collaborative partners to successfully develop products;
      and

    - failure to achieve market acceptance.

    Because of these risks, our research and development efforts or those of our collaborative partners may not result in any commercially viable products. To date, only one of our collaborative partners has exercised its right to obtain a product license. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, our business, financial condition and results of operations will be materially and adversely affected.

WE ARE AN EARLY STAGE COMPANY.

    You must evaluate us in light of the uncertainties and complexities present in an early stage biopharmaceutical company. Our product candidates are in early stages of development. We will require significant additional investment in research and development, preclinical testing and clinical trials, regulatory and sales and marketing activities to commercialize current and future product candidates. Our product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

WE HAVE A HISTORY OF LOSSES.

    We have incurred net losses in each of the last four years of operation, including net losses of approximately $8.3 million in 1995, $7.1 million in 1996, $35.9 million in 1997, and $16.8 million in 1998. We have also incurred net losses of approximately $10.2 million in the nine months ended
September 30, 1999. As of September 30, 1999, our accumulated deficit was approximately $79.5 million. Our losses have resulted principally from:

    - research and development costs relating to the development of our XenoMouse technology and antibody product candidates;

    - cross-license and settlement costs relating to our patent portfolio; and

    - general and administrative costs relating to our operations.

    We expect to incur additional losses for the foreseeable future as a result of increases in our research and development costs, including costs associated with conducting preclinical testing and clinical trials, and charges related to purchases of technology or other assets. We intend to invest significantly in our products prior to entering into collaborative arrangements. This will increase our need for capital and result in substantial losses for several years. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the execution or termination of collaborative arrangements, or the initiation, success or failure of clinical trials.

OUR FUTURE PROFITABILITY IS UNCERTAIN.

    Prior to June 1996 our business was owned by Cell Genesys and operated as a business unit. Since that time, we have funded our research and development activities primarily from:

    - contributions from Cell Genesys;

    - private placements of our capital stock;

    - the initial public offering of our common stock;

    - the follow-on public offering of our common stock;

    - revenues generated from our collaborative arrangements;

    - equipment leaseline financings; and

    - loan facilities.

    We expect that substantially all of our revenues for the foreseeable future will result from payments under collaborative arrangements. To date, these payments have been in the form of upfront payments, reimbursement for research and development expenses, license fees and milestone payments. Payments under our existing and any future collaborative arrangements will be subject to significant fluctuation in both timing and amount. Our revenues may not be indicative of our future performance or of our ability to continue to achieve such milestones. Our revenues and results of operations for any period may also not be comparable to the revenues or results of operations for any other period. We may not be able to:

    - enter into further collaborative arrangements;

    - successfully complete preclinical or clinical trials;

    - obtain required regulatory approvals;

    - successfully develop, manufacture and market product candidates; or

    - generate additional revenues or profitability.

    If we fail to achieve any of the above goals, our business, financial condition and results of operations will be materially and adversely affected.

WE WILL NEED TO FIND COLLABORATIVE PARTNERS TO DEVELOP MANY OF OUR PRODUCT CANDIDATES.

    Our strategy for the development and commercialization of antibody therapeutic products depends, in large part, upon the formation of collaborative arrangements with collaborative partners. Potential collaborative partners include pharmaceutical and biotechnology companies, academic institutions and other entities. We must enter into these collaborations to successfully develop and commercialize product candidates. These collaborations are necessary in order for us to:

    - access proprietary antigens for which we can generate fully human antibody products;

    - fund our research and development activities;

    - fund preclinical testing, clinical trials and manufacturing;

    - seek and obtain regulatory approvals; and

    - successfully commercialize existing and future product candidates.

    Only a limited number of fully human antibody product candidates have been generated pursuant to our collaborations. None of these collaborative product candidates has entered clinical testing and may not result in commercially successful products. Current or future collaborative arrangements may not be successful. If we fail to maintain our existing collaborative arrangements or to enter into additional collaborative arrangements, our business, financial condition and results of operations will be materially and adversely affected.

    Our dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in electing whether to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to the product candidates. Our partners may not perform their obligations as expected. Business combinations or significant changes in a collaborative partner's business strategy may adversely affect a partner's willingness or ability to complete its obligations under the arrangement. Even if we fulfill our obligations under a collaborative agreement, our partner can terminate the agreement at any time following proper written notice. If any collaborative partner were to terminate or breach our agreement with it, or otherwise fail to complete its obligations in a timely manner, our business, financial condition and results of operations may be materially and adversely affected. If we are not able to establish further collaborative arrangements or any or all of our existing collaborative arrangements are terminated, we may be required to seek new collaborative arrangements or to undertake product development and commercialization at our own expense. Such an undertaking may:

    - limit the number of product candidates that we will be able to develop and commercialize;

    - reduce the likelihood of successful product introduction;

    - significantly increase our capital requirements; and

    - place additional strain on management's time.

    Existing or future collaborative partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between us and our collaborative partners may lead to delays or termination in the research, development or commercialization of product candidates or result in time consuming and expensive litigation or arbitration. If our collaborative partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be materially and adversely affected.

OUR JOINT VENTURE WITH JT AMERICA INC. MAY LIMIT OUR ABILITY TO DEVELOP PRODUCT CANDIDATES.

    In 1991, Cell Genesys and JT America Inc. formed Xenotech, LP, an equally-owned joint venture, to develop genetically modified strains of mice which can produce fully human monoclonal antibodies, called XenoMouse technology, and to commercialize products generated from XenoMouse technology. Upon our organization, Cell Genesys assigned its rights in Xenotech to us.

    We must obtain licenses from Xenotech to commercialize antibody products generated by XenoMouse technology. We have the right to license the use of XenoMouse technology from Xenotech to develop a certain number of antigen targets each year in exchange for royalty payments. If we have used our yearly allotment of licenses to develop antigen targets and desire to acquire a license to develop additional antigen targets, we may have to negotiate with JT
America Inc. or others to acquire such rights. Disputes with JT America Inc., or its parent company Japan Tobacco, Inc., may result in the loss of the right to commercialize a product candidate by either party. Limits on our ability to acquire additional licenses to develop antigen targets, or disputes with JT America Inc. or Japan Tobacco, will limit our ability to establish collaborations and fully realize the commercial potential of XenoMouse technology.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE.

    The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as Abgenix or our collaborative partners. Also, we compete with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. These companies include GenPharm International, Inc., a wholly-owned subsidiary of Medarex, Inc., Cambridge Antibody Technology Group plc, Protein Design Labs, Inc. and MorphoSys AG.

    Some of our competitors have received regulatory approval or are developing or testing product candidates that may compete directly with our product candidates. For example, SangStat Medical Corp. markets an organ transplant rejection product that may compete with ABX-CBL, which is in clinical trials. In addition, MedImmune, Inc. has a potential antibody product candidate in clinical trials for graft versus host disease that may compete with ABX-CBL. We are also aware that several companies, including Genentech, Inc., have potential product candidates that may compete with ABX-IL8, which is in clinical trials. Furthermore, we are aware that ImClone Systems, Inc., Medarex and OSI Pharmaceuticals, Inc. have potential antibody and small molecule product candidates in clinical development that may compete with ABX-EGF, which is also in clinical trials. We may also compete with Japan Tobacco in supplying XenoMouse technology or antibody product candidates to potential collaborative partners.

    Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

    - developing products;

    - undertaking preclinical testing and human clinical trials;

    - obtaining FDA and other regulatory approvals of products; and

    - manufacturing and marketing products.

    Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before us. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

    We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. There are numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, any product candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

    - other drug development technologies and methods of preventing or reducing the incidence of disease;

    - new small molecules; or

    - other classes of therapeutic agents.

    Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

MARKET ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN.

    Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy, and the necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

    - establishment and demonstration of clinical efficacy and safety;

    - cost-effectiveness of our product candidates;

    - their potential advantage over alternative treatment methods;

    - reimbursement policies of government and third-party payors; and

    - marketing and distribution support for our product candidates.

    Physicians will not recommend therapies using our products until such time as clinical data or other factors demonstrate the safety and efficacy of such procedures as compared to conventional drug and other treatments. Even if the clinical safety and efficacy of therapies using our antibody products is established, physicians may elect not to recommend the therapies for any number of other reasons, including whether the mode of administration of our antibody products is effective for certain indications. For example, antibody products are typically administered by infusion or injection, which requires substantial cost and inconvenience to patients. Our product candidates, if successfully developed, will compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we or our collaborative partners develop. If our products do not achieve significant market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

OUR PATENT POSITION IS UNCERTAIN AND OUR SUCCESS DEPENDS ON OUR PROPRIETARY RIGHTS.

    Our success depends in part on our ability to:

    - obtain patents;

    - protect trade secrets;

    - operate without infringing upon the proprietary rights of others; and

    - prevent others from infringing on our proprietary rights.

    We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We have one issued patent in the United States, one issued patent in Europe and several pending patent applications in the United States relating to XenoMouse technology. We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. The patent position of biopharmaceutical companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

    In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties may breach such agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

WE MAY FACE CHALLENGES FROM THIRD PARTIES REGARDING THE VALIDITY OF OUR PATENTS AND PROPRIETARY RIGHTS.

    Research has been conducted for many years in the antibody field. This has resulted in a substantial number of issued patents and an even larger number of patent applications. Patent applications in the United States are, in most cases, maintained in secrecy until patents issue. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Our technologies may infringe the patents or violate other proprietary rights of third parties. In the event of infringement or violation, we and our collaborative partners may be prevented from pursuing product development or commercialization. Such a result will materially and adversely affect our business, financial condition and results of operations.

    In March 1997, we entered into a cross-license and settlement agreement with GenPharm to avoid protracted litigation. Under the cross-license, we licensed on a non-exclusive basis certain patents, patent applications, third-party licenses, and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. Our business, financial condition and results of operations will be materially and adversely affected if any of the parties breaches the cross-license agreement. We have one issued European patent relating to XenoMouse technology that is currently undergoing opposition proceedings within the European Patent Office and the outcome of this opposition is uncertain.

    We are aware of at least two companies that each have a patent claiming the use of antibodies to the EGF receptor in combination with chemotherapy. We believe that our antibody product candidate targeting the EGF receptor, ABX-EGF, may be effective without use in combination with chemotherapy and is not covered by such claims. If clinical trials demonstrate that combination therapy is preferable or necessary in the treatment of patients, we may desire to or be required to obtain a license under these claims from a third party in order to commercialize ABX-EGF. The license may not be available on commercially reasonable terms, if at all.

    The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

    - enforce our issued and licensed patents;

    - protect trade secrets or know-how that we own or license; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties. We may be restricted or prevented from manufacturing and selling our products, if any, in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. Costs associated with these arrangements may be substantial and may include ongoing royalties. Furthermore, we may not be able to obtain the necessary licenses on satisfactory terms, if at all. These outcomes will materially and adversely affect our business, financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS AND WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS.

    Our product candidates under development are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are marketed abroad, they also are subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical studies and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the product candidates' safety and efficacy. For example, we have not received FDA approval to commence registration clinical trials for ABX-CBL. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Delays in obtaining regulatory approvals may:

    - adversely affect the successful commercialization of any drugs that we or our collaborative partners develop;

    - impose costly procedures on us or our collaborative partners;

    - diminish any competitive advantages that we or our collaborative partners may attain; and

    - adversely affect our receipt of revenues or royalties.

    Certain material changes to an approved product such as manufacturing changes or additional labeling claims are subject to further FDA review and approval. Any required approvals, once obtained, may be withdrawn. Compliance with other regulatory requirements may not be maintained. Further, if we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we or our contract manufacturers may be subject to sanctions, including:

    - delays;

    - warning letters;

    - fines;

    - product recalls or seizures;

    - injunctions;

    - refusal of the FDA to review pending market approval applications or supplements to approval applications;

    - total or partial suspension of production;

    - civil penalties;

    - withdrawals of previously approved marketing applications; and

    - criminal prosecutions.

    We expect to rely on our collaborative partners to file investigational new drug applications and generally direct the regulatory approval process for many of our products. Our collaborative partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, our collaborative partners will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. Delays and limitations may materially and adversely affect our business, financial condition and results of operations.

    We and our contract manufacturers also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If we or our contract manufacturers fails to comply, our business, financial condition and results of operations will be materially and adversely affected.

WE RELY ON A SOLE SOURCE THIRD-PARTY MANUFACTURER AND DO NOT HAVE COMMERCIAL SCALE MANUFACTURING EXPERIENCE.

    We lack the resources and capability to manufacture our products on a commercial scale. We currently manufacture limited quantities of antibody products for preclinical testing. While we maintain a limited inventory of antibody products, we depend on a sole source contract manufacturer to produce ABX-CBL, ABX-IL8 and ABX-EGF under good manufacturing practice regulations for use in our clinical trials. Our contract manufacturer has a limited number of facilities in which our product candidates can be produced. Our contract manufacturer has limited experience in manufacturing ABX-CBL, ABX-IL8 and ABX-EGF in quantities sufficient for conducting clinical trials or for commercialization.

    There are, on a worldwide basis, a limited number of contract facilities in which our product candidates can be produced under good manufacturing practice regulations for use in pharmaceutical drugs. It can also take a substantial period of time for a contract facility to begin producing antibodies under good manufacturing practice regulations. Accordingly, we depend on our contract manufacturer to produce our product candidates under good manufacturing practice regulations, which meet acceptable standards for our clinical trials.

    Contract manufacturers often encounter difficulties in scaling up production, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. Our contract manufacturer may not perform as agreed or may not remain in the contract manufacturing business for the time required by us to successfully produce and market our product candidates. If our contract manufacturer fails to deliver the required quantities of our product candidates for clinical use on a timely basis and at commercially reasonable prices, and we fail to find a replacement manufacturer or develop our own manufacturing capabilities, our business, financial condition and results of operations will be materially and adversely affected. We may decide to manufacture our product candidates in quantities sufficient for conducting clinical trials or for commercialization. If we make this decision, we will face the same risks and encounter the same difficulties as contract manufacturers.

    In addition, Abgenix and our third-party manufacturer are required to register manufacturing facilities with the FDA and foreign regulatory authorities. The facilities will then be subject to inspections confirming compliance with good manufacturing practice requirements established by the FDA or corresponding foreign regulations. If Abgenix or our third-party manufacturer fails to maintain compliance with the good manufacturing practice requirements, our business, financial condition and results of operations will be materially and adversely affected.

WE DO NOT HAVE MARKETING AND SALES EXPERIENCE.

    We do not have a marketing, sales or distribution capability. For certain products, we may establish an internal marketing and sales force. We intend to enter into arrangements with third parties to market and sell most of our products. We may not be able to enter into marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the efforts of others. These efforts may not be successful. If we are unable to enter into third-party arrangements, then we must develop a marketing and sales force, which may need to be substantial in size, in order to achieve commercial success for any product candidate approved by the FDA. We may not successfully develop marketing and sales experience or have sufficient resources to do so. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. If we fail to establish successful marketing and sales capabilities or fail to enter into successful marketing arrangements with third parties, our business, financial condition and results of operations will be materially and adversely affected.

WE DEPEND ON KEY PERSONNEL AND MUST CONTINUE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS.

    We are highly dependent on the principal members of our scientific and management staff. If we lose any of these persons, our business, financial condition and results of operations may be materially and adversely affected. For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. Attracting and retaining qualified personnel will be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions.

    In addition, we rely on members of our Scientific Advisory Board and other consultants to assist us in formulating our research and development strategy. All of our consultants and the members of our Scientific Advisory Board are employed by other entities. They may have commitments to, or advisory or consulting agreements with, other entities that may limit their availability to us. If we lose the services of these personnel, the achievement of our development objectives may be impeded. Such impediments may materially and adversely affect our business, financial condition and results of operations.

DIRECTORS, EXECUTIVE OFFICERS, PRINCIPAL STOCKHOLDERS AND AFFILIATED ENTITIES OWN A SIGNIFICANT PERCENTAGE OF OUR CAPITAL STOCK.

    As of September 30, 1999, our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 28.9% of our outstanding common stock.

These stockholders, if acting together, will be able to significantly influence all matters requiring approval by our stockholders. These matters include the election of directors and the approval of mergers or other business combination transactions. We may be adversely impacted by the control that such stockholders will have with respect to matters affecting us.

WE MAY REQUIRE ADDITIONAL FINANCING.

    We will continue to expend substantial resources for the expansion of research and development, including costs associated with conducting preclinical testing and clinical trials. We will be required to expend substantial funds in the course of completing required additional development, preclinical testing and clinical trials of and regulatory approval for product candidates. Our future liquidity and capital requirements will depend on many factors, including:

    - the scope and results of preclinical testing and clinical trials;

    - the retention of existing and establishment of further collaborative arrangements, if any;

    - continued scientific progress in our research and development programs;

    - the size and complexity of these programs;

    - the time and expense involved in obtaining regulatory approvals, if any;

    - competing technological and market developments;

    - the time and expense of filing and prosecuting patent applications and enforcing patent claims;

    - the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements;

    - investment in, or acquisition of, other companies;

    - product in-licensing; and

    - other factors not within our control.

    We believe that our cash balances, cash equivalents, short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our operating and capital requirements for at least the next two years. However, we may need additional financing within this timeframe. We may need to raise additional funds through public or private financing, collaborative arrangements or other arrangements. Additional funding may not be available to us on favorable terms, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to certain of our technologies, product candidates or marketing territories. If we fail to raise additional funds when needed, our business, financial condition and results of operations will be materially and adversely affected.

CELL GENESYS EXERCISES SIGNIFICANT INFLUENCE OVER US.

    As of September 30, 1999, Cell Genesys beneficially owned approximately 22.5% of our outstanding common stock. As a result, Cell Genesys will have significant influence over all matters requiring the approval of our stockholders. These matters include the election of our board of directors and changes in control of Abgenix. We have entered into a governance agreement with Cell Genesys which provides that so long as Cell Genesys or a group to which it belongs owns a specific percentage of our outstanding voting stock, Cell Genesys or the group shall have the right to nominate a fixed number of directors to serve on our board. So long as Cell Genesys or the group owns less than 25% but greater than 15% of our common stock, Cell Genesys has the right to nominate one out of seven directors to serve on our board. On October 18, 1999, Genzyme General announced that it had entered into a definitive agreement with Cell Genesys under which Genzyme will acquire Cell Genesys. Following the completion of that acquisition, Genzyme will acquire Cell Genesys rights, including the rights under the governance agreement, the right to direct us to make antibodies to two antigens per year and other rights under our current gene therapy rights agreement with Cell Genesys.

    The governance agreement also provides that Cell Genesys and each of our officers and directors who owns voting stock shall agree to vote for the persons nominated as set forth above. We may be adversely impacted by the significant influence that Cell Genesys will have with respect to matters affecting us.

WE FACE UNCERTAINTY OVER REIMBURSEMENT AND HEALTHCARE REFORM.

    In both domestic and foreign markets, sales of our product candidates will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health administration authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of our products. Such studies may require us to provide a significant amount of resources. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals. If the government and third-party payors fail to provide adequate coverage and reimbursement rates for our product candidates, the market acceptance of our products may be adversely affected. If our products do not receive market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE
INSURANCE.

    The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims resulting from such use or sale of our products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. We may experience financial losses in the future due to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials. Our insurance coverage limits are $5.0 million per occurrence and $5.0 million in the aggregate. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our business, financial condition and results of operations may be materially and adversely affected.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS.

    Our research and manufacturing activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially and adversely affect our business, financial condition and results of operations.

OUR STOCK PRICE IS HIGHLY VOLATILE.

    The market price of our common stock has been highly volatile and is likely to continue to be volatile. This may impact your decision to buy, sell or convert your preferred stock or debentures issued upon exchange of preferred stock to common stock. The market price and trading volume of shares of our common stock are volatile, and we expect them to continue to be volatile for the foreseeable future. For example, during the previous 52 weeks ending
November 23, 1999, our common stock traded at a high of $52.00 per share and a low of $8.50 per share. Factors affecting our stock price include:

    - fluctuations in our operating results;

    - announcements of technological innovations or new commercial therapeutic products by us or our competitors;

    - published reports by securities analysts;

    - progress with clinical trials;

    - government regulation;

    - changes in reimbursement policies;

    - developments in patent or other proprietary rights;

    - developments in our relationship with collaborative partners;

    - public concern as to the safety and efficacy of our products;

    - sales of a significant number of shares by our partners; and

    - general market conditions.

WE HAVE IMPLEMENTED A STOCKHOLDER RIGHTS PLAN AND WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS.

    In June 1999, our board of directors adopted a stockholder rights plan. The stockholder rights plan provides for a dividend distribution of one preferred shares purchase right on each outstanding share of our common stock. Each right entitles stockholders to buy 1/1000th of a share of our Series A participating preferred stock at an exercise price of $120.00. Each right will become exercisable following the tenth day after a person or group (other than Cell Genesys or its affiliates, successors or assigns) announces acquisition of 15% or more of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of our common stock. In the case of Cell Genesys, or its affiliates, successors or assigns, which beneficially owned approximately 22.5% of our outstanding common stock as of September 30, 1999, each right will become exercisable following the tenth day after it announces the acquisition of 25% or more of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by Cell Genesys, or its affiliates, successors or assigns, of 25% or more of our common stock. We will be entitled to redeem the rights at $0.01 per right at any time on or before the tenth day following acquisition by a person or group of 15% or more (or in the case of Cell Genesys, or its affiliates, successors or assigns, 25% or more) of our common stock.

    The stockholder rights plan and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of Abgenix. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws allow us to:

    - issue preferred stock without any vote or further action by the stockholders;

    - eliminate the right of stockholders to act by written consent without a meeting;

    - specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

    - eliminate cumulative voting in the election of directors.

    We are subject to certain provisions of Delaware law which could also delay or make more difficult a merger, tender offer or proxy contest involving Abgenix. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of Abgenix, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

WE DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends on our common stock in the foreseeable future.

WE FACE UNCERTAINTY WITH YEAR 2000 COMPLIANCE.

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This may result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to receive supplies from our vendors, or operate our accounting and other internal systems. If our software vendors are unable to address the Year 2000 compliance of their products, or should our suppliers' operations be disrupted by the Year 2000 issue, then our ability to serve collaborative partners and develop products may be materially and adversely affected.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sales of common stock by the selling stockholders pursuant to this prospectus.

                              SELLING STOCKHOLDERS

         The following table sets forth, to our knowledge, certain information about the selling stockholders. The table lists applicable percentage ownership of the selling stockholders based on 16,890,484 shares of common stock outstanding as of November 24, 1999, which includes the 1,778,000 shares of common stock sold to the selling stockholders on November 19, 1999.

                                                                         SHARES BENEFICIALLY OWNED
                                                   ---------------------------------------------------------------------
                                                   NUMBER BEFORE     PERCENT BEFORE      NUMBER AFTER      PERCENT AFTER
BENEFICIAL OWNER                                     OFFERING           OFFERING           OFFERING          OFFERING
----------------                                   -------------     --------------      ------------      -------------
Allfonds BKG................................            63,000            *                       0             0%
Crosslink Crossover Fund III, L.P. (1)......           547,698            3.2%              497,698             2.9%
DVG Deutsche
Vermogesbildungsgesellschaft mbH............           405,000            2.4%                    0             0%
DWS Investment GmbH.........................           797,500            4.7%              237,500             1.4%
Franklin California Growth Fund.............            30,000            *                       0             0%
Franklin Small Cap Growth Fund..............           120,000            *                       0             0%
Franklin Biotechnology Discovery Fund.......           261,000            1.5%               61,000             *
Franklin Global Health Care Fund............            25,000            *                       0             0%
Franklin Aggressive Growth Fund.............            20,000            *                       0             0%
Mara Gotthelf...............................            85,000            *                       0             0%
Rolf Hanggi.................................            70,000            *                       0             0%
B Metzler Seel Sohn & Co....................           150,000            *                       0             0%

* Less than 1% of the outstanding shares of common stock.

(1) Includes 121,018 shares held by Crossover Fund II, L.P., 20,000 shares held by Delta Growth Fund, 167,039 shares held by Omega Ventures II, L.P., 43,532 shares held by Omega Ventures II Cayman, L.P., and 3,000 shares held by Crosslink Partners, all of which are affiliates of Crosslink Crossover Fund III, L.P.


                              PLAN OF DISTRIBUTION

         In November 1999, we entered into a common stock purchase agreement with the selling stockholders pursuant to which we sold 1,778,000 shares of our common stock at a purchase price of $42.00 per share. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. Under a registration rights agreement between Abgenix and the selling stockholders, we must use reasonable efforts to cause this registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable and to keep this registration statement, or a replacement, continuously effective under the Securities Act until the earlier of (1) November 19, 2001, subject to extension in some circumstances, or (2) such time as the selling stockholders have sold all shares offered by this prospectus or a replacement prospectus.

         The sale of all or a portion of the shares of common stock offered hereby by the selling stockholders may be effected from time to time at prevailing market prices at the time of such sales, at prices related to such prevailing prices, at fixed prices that may be changed or at negotiated prices. The selling stockholders may effect such transactions by selling directly to purchasers in negotiated transactions, to dealers acting as principals or through one or more brokers, or any combination of these methods of sale. In addition, shares may be transferred in connection with the settlement of call options, short sales or similar transactions that may be effected by the selling stockholders. Dealers or brokers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. The selling stockholders and any brokers or dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such brokers or dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Abgenix and the selling stockholders may agree to indemnify such brokers or dealers against certain liabilities, including liabilities under the Securities Act.

         To the extent required under the Securities Act or the rules of the Securities and Exchange Commission, a supplemental prospectus will be filed, disclosing (1) the name of any such brokers or dealers, (2) the number of shares involved, (3) the price at which such shares are to be sold, (4) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (5) that such brokers or dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented, and (6) other facts material to the transaction.

         There is no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereby.

         We have agreed to pay the expenses incurred in connection with the registration of the shares of common stock offered hereby. The selling stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Abgenix by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

         The financial statements of Abgenix, Inc. appearing in Abgenix, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The financial statements of Xenotech, L.P. appearing in Abgenix, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, previously paid or payable by Abgenix in connection with the sale of Common Stock being registered under this registration statement. All amounts are estimates except the SEC registration fee.

                                                                       Amount to be
                                                                           Paid
                                                                       --------------

SEC registration fee..................................................  $    24,468
                                                                         -----------
Printing expenses.....................................................        7,500
Legal fees and expenses...............................................       10,000
Accounting fees and expenses..........................................        5,000
Miscellaneous expenses................................................        3,032
                                                                         -----------
     Total............................................................  $    50,000
                                                                        ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and executive officers that require Abgenix among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

ITEM 16. EXHIBITS

Exhibit No.    Description
-----------    -----------
      5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

     10.1 Registration Rights Agreement dated November 19, 1999 by and among Abgenix and the selling stockholders.

     23.1      Consent of Ernst & Young LLP, Independent Auditors.

     23.2      Consent of Counsel (included in Exhibit 5.1).

     24.1      Power of Attorney (See II-3).



ITEM 17. UNDERTAKINGS

         We hereby undertake:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

              (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

         2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         We hereby undertake that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         We hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Abgenix pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Abgenix in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         We hereby undertake that, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Abgenix certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 26th day of November, 1999.

                                       ABGENIX, INC.



                                       By:   /s/ R. Scott Greer
                                          --------------------------------------
                                           R. Scott Greer
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, R. Scott Greer and Kurt W. Leutzinger his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                        Title                                             Date
---------                                        -----                                             ----
  /s/ R. Scott Greer
--------------------------------------------     President,  Chief Executive Officer and Director  November 26, 1999
R. Scott Greer                                   (Principal Executive Officer)

  /s/ Kurt W. Leutzinger
--------------------------------------------     Vice  President,  Finance  and  Chief  Financial  November 26, 1999
Kurt W. Leutzinger                               Officer  (Principal   Financial  and  Accounting
                                                 Officer)

  /s/ Stephen A. Sherwin, M.D.
--------------------------------------------     Chairman of the Board                             November 26, 1999
Stephen A. Sherwin, M.D.

  /s/ M. Kathleen Behrens, PH.D.
--------------------------------------------     Director                                          November 26, 1999
M. Kathleen Behrens, Ph.D.


--------------------------------------------     Director
Raju S. Kucherlapati, Ph.D.

  /s/ Mark B. Logan
--------------------------------------------     Director                                          November 26, 1999
Mark B. Logan

  /s/ Joseph E. Maroun
--------------------------------------------     Director                                          November 26, 1999
Joseph E. Maroun

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
    5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

   10.1 Registration Rights Agreement dated November 19, 1999 by and among Abgenix and the selling stockholders.

   23.1        Consent of Ernst & Young LLP, Independent Auditors.

   23.2        Consent of Counsel (included in Exhibit 5.1).

   24.1        Power of Attorney (See II-3).